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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC  20549

                                 FORM 12b-25

                                           Commission File Number  000-23515
                                                                 --------------

                          NOTIFICATION OF LATE FILING

(Check One):   [X] Form 10-K    [ ] Form 11-K    [ ] Form 20-F    [ ] Form 10-Q
               [ ] Form N-SAR

       For Period Ended:   January 3, 1998
                       ---------------------------------------------------------
[  ]   Transition Report on Form 10-K     [  ]   Transition Report on Form 10-Q
[  ]   Transition Report on Form 20-F     [  ]   Transition Report on Form N-SAR
[  ]   Transition Report on Form 11-K

       For the Transition Period Ended:
                                       -----------------------------------------
       Read attached instruction sheet before preparing form. Please print or type.

       Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

       If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                       -------------------------
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                                     PART I
                             REGISTRANT INFORMATION


Full name of registrant  GART SPORTS COMPANY
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Former name if applicable
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Address of principal executive office (Street and number)
                                                         -----------------------
1000 Broadway
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City, State and Zip Code   Denver, Colorado 80203
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                                    PART II
                            RULES 12b-25(b) and (c)

       If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day
  [X] following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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                                    PART III
                                   NARRATIVE

       State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

       The Form 10-K cannot be filed within the prescribed time period without unreasonable effort and expense due to the following circumstances:

       o The Registrant acquired Sportmart, Inc. ("Sportmart") on January 9, 1998, immediately following its fiscal year end of January 3, 1998. The acquired enterprise had substantially greater total assets than the Registrant. Prior to the acquisition, the Registrant did not file periodic reports under Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended.

       o The accounting functions of Sportmart are in the process of relocating from Wheeling, Illinois to the Registrants' corporate headquarters in Denver, Colorado. This relocation has caused certain logistical delays.

       o The Registrant changed its fiscal year end in connection with the Sportmart acquisition to the Saturday closest to the end of January. The Registrant believes the sizable acquisition is of material importance to investors and thus has elected to include the transition period ended January 31, 1998, pursuant to Item 240.13a-10 of Regulation 13A, in its Form 10-K filing for this fiscal year end.


                                    PART IV
                               OTHER INFORMATION

       (1) Name and telephone number of person to contact in regard to this notification

       Thomas B. Nelson                                   (303)863-2602
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       (Name)                                     (Area Code) (Telephone Number)

       (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                [X] Yes   [ ] No

       (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                [ ] Yes   [X] No

       The Registrant does not anticipate any significant change in results of operations from the 1996 fiscal year to the 1997 fiscal year; however, as described in Part III above, the Form 10-K will also include the Registrant's results of operations for the four weeks ended January 31, 1998, which will include the results of operations of Sportmart from January 9, 1998 (the date of acquisition) and the related merger and integration costs, which is not comparable to the four week period ended January 31, 1997.

       If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                              GART SPORTS COMPANY
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date April 3, 1998                     By /s/ THOMAS HENDRICKSON
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                                          Thomas Hendrickson
                                          Executive Vice President and Chief
                                          Financial Officer